Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS FOURTH QUARTER AND YEAR END RESULTS –
RECORD 2007 REVENUE AND EARNINGS, INCREASED MINERAL RESERVES,
OPERATIONAL AND EXPLORATION UPDATE

TORONTO, ONTARIO, March 25, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the fourth quarter and year ended December 31, 2007 and provided a progress update on its strategic plan.  Financial results reflect the activities of Meridian Gold and Northern Orion only since their acquisition in October, 2007 and not for the full quarter or year.  All dollar amounts are expressed in US dollars unless otherwise specified.

2007 FOURTH QUARTER AND FULL YEAR HIGHLIGHTS

Financial(1)
•	Fourth quarter sales of $218.6 million, an increase of 9% over the third quarter. Annual sales of $747.1 million, an increase of 342% over the prior year.
•	Net earnings were $47.1 million for the fourth quarter, an increase of 57% over the third quarter. For the year, net earnings of $157.2 million, an increase of 324% over the prior year.
•	Adjusted earnings for the year of $259.1 million before income tax effects and $227.6 million after income tax effects or $0.55 per share, representing an increase of 686% over the prior year.
•	Mine operating earnings of $384.6 million for the year, an increase of approximately 1,000% over the prior year.
•	Cash and short-term investments of approximately $330 million as at December 31, 2007 compared to $69.7 million as at December 31, 2006.
•
Cash flow from operations of $145.8 million for the fourth quarter after changes in non-cash working capital items.  For the year, cash flow from operations of $293.9 million after changes in non-cash working capital items, representing $0.71 per share.

•      Declared quarterly dividends of $0.01 per share per quarter.

(1)  Not included in sales, receivables, earnings or cash flow for the quarter or year end are concentrate sales pricing adjustments payable before April 30, 2008 for concentrate sold in the fourth quarter.  Estimated additional amounts due to the Company are approximately $30 million of which $9.2 million has already been received.

Operational
•	Commercial production declared at the Chapada copper-gold project in February 2007, on budget and ahead of schedule.

•
Total production from all mines of 1,023,855 gold equivalent ounces (GEO) for the twelve month period ended December 31, 2007 including pre-acquisition production of 426,552 gold equivalent ounces from the El Peñón, Minera Florida, Rossi and Alumbrera mines.  GEO includes gold and silver only.

•
Total attributable production (not including pre-acquisition production) of 597,304 GEO for the year, an increase of 90% over the year ended December 31, 2006 at an average cash cost after by-product credits of $(182) per GEO. Total attributable production of 229,488 GEO during the fourth quarter at average cash costs after by-products of $(9) per ounce.

Development and Exploration
•	Continued exploration efforts with significant successes, including an exploration program at El Peñón to identify and define further high grade veins.
•	Mineral resources at El Peñón increased by more than 1 million ounces of gold during the year.
•	Completed a positive feasibility study for the C1 Santa Luz gold project in Brazil.
•	New discovery at Pilar de Goiás.
•	Continued construction at São Vicente.
•	Continued construction of Gualcamayo with targeted start up in Q3 2008.
•
Received a scoping study for the Amelia Inés and Magdalena (AIM) deposits at Gualcamayo indicating that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected to significantly contribute to production levels at Gualcamayo.

•	Expansion program at the Jacobina mine well underway with 8,500 tpd throughput expected by the end of 2008.
•	Positive scoping study results for Chapada pyrite project, sulphuric acid market study.
•	Proven and probable gold reserves increased by 11.1 million ounces or 163% from 6.8 million ounces on December 31, 2006 to 17.9 million ounces on December 31, 2007.

Corporate activities
•	Completed the acquisition of Meridian Gold Inc. and Northern Orion Resources Inc. for total consideration of $4.8 billion.
•	Secured a credit facility for up to $700 million.
•	Increased copper hedging program and secured an accelerated payback of one year at the Chapada copper-gold project.
•	Completed currency hedges for 280 million Reais.

“This year has been a transformative year,” commented Peter Marrone, Yamana’s Chairman and CEO.   “We have progressed from a dominant intermediate gold producer to the premier gold producer.  Further, we have diversified our operating profile by adding another world class asset, El Peñón, to our portfolio and by strengthening our operating base in Argentina and securing a strong operating base in Chile.  If we compare our current production, growth, sustainability and low costs, we rank amongst the best gold producers in the world.  With seven operating mines, and five in development, Yamana has a unique offering of growth, sustainability and value.”

“In the current environment of significantly escalating capital costs, Yamana’s strategic view is that it is prudent to purchase or increase existing production or develop more modest development stage projects as it mitigates capital risk particularly with large scale development projects,” added Mr. Marrone.  “With last year’s acquisition, Yamana has fortified the base for subsequent phases of organic growth from a robust exploration, and smaller scale, near infrastructure development portfolio, and continue to grow cash flow and earnings throughout 2008.”

STRATEGIC PLAN AND OUTLOOK
The Company’s strategic plan is focused on organic growth through increases in mineral reserves and targeting production of 1.3 million GEO in 2008 and progressively increasing to a sustainable level of 2.2 million ounces of gold starting in 2012. Production at these levels will be driven from optimizing operations, enhancements, expansions, improvements and development of existing assets and completion of the construction of projects currently under development. Investments in high target exploration areas and successes from Yamana’s robust exploration portfolio will support and supplement these levels.
In addition to Yamana’s goal of replacing mined ounces in 2008, particular focus will be placed on operational developments and opportunities to maximize value at Chapada, El Peñón, Jacobina and, Gualcamayo,  and on exploration developments at El Peñón, QDD Lower West zone at Gualcamayo and Mercedes.

In addition to production growth, Yamana remains committed to growing earnings and cash flow, maintaining our low cost production as demonstrated by our industry-leading low cash costs and returning value to shareholders. The Company expects capital investments over the next three years to be in the range of $1.3 billion, which will be funded by existing cash and operating cash flow. Yamana’s financial strategy involves ensuring there are sufficient resources available to bring the Company’s development projects into production and fund an exploration program focused on high priority targets.

Upcoming events include the release of initial resource estimates for La Pepa, Jeronimo and Amancaya in the first half of 2008; updated resource estimates for El Peñón based on ongoing drilling; a feasibility study for the Mercedes project in Mexico by the end of 2008; a feasibility study update for Gualcamayo by the end of 2008; and additional upside from Yamana’s advanced exploration portfolio during the year.

Continuing Developments - Operations

El Peñón, Chile
Yamana has advanced its plans to increase production at the El Peñón mine, now anticipating increasing production to an annual rate of approximately 500,000 GEO per year by the fourth quarter of 2008.  Yamana has prepared a detailed mine plan and is advancing development work to further increase production at El Peñón to approximately 600,000 GEO per year by 2010.  Further, Yamana is now determining if production can be increased to more than 650,000 GEO per year including ore from the development of Amancaya.

Yamana has sufficiently advanced mine development and a mine plan which would see ore processing increase to a sustainable level of approximately 3,500 tpd by the fourth quarter this year, increasing the production rate to 500,000 GEO per year. Yamana has also developed a plan to increase plant throughput to 5,000 tpd and is now continuing development work primarily at the Bonanza and Al Este veins in order to develop sufficient ore to meet the increased plant capacity.  This would result in production increasing to 600,000 GEO per year by 2010 subject to completion of development work.

Existing mineral resources and an historical 72% conversion rate of resources to reserves at El Peñón support the Company’s view that production can be increased initially to 500,000 GEO per year and then to 600,000 GEO per year for a sustainable period of at least 10 years.  Further exploration efforts in the North Block area would further increase resources and reserves.

Upgrade of equipment and improvements in mine production and efficiency are now underway.  Expected capital costs of approximately $91 million for 2008 and 2009 are included in Yamana’s previously announced capital costs for these years.

With the advancement of the mine plans for these increases in progress, Yamana is now investigating the merits of further increasing production through the integration and implementation of Amancaya ore with El Peñón which would see production increase to 650,000 GEO per year.

Chapada, Brazil
Expansion Plan
Yamana has continued to advance its plan to double throughput at Chapada. Yamana is now targeting processing 20 million tonnes of ore in 2009, increasing to approximately 32 million tonnes of ore in 2010.  This would result in increased total production in the first five years (2008 – 2010) to approximately 930 million pounds of copper and 740,000 ounces of gold.  Total average production from 2008 through to 2015 would be approximately 192 million pounds of copper and 133,000 ounces of gold per year.

Capital expenditures for this expansion are estimated at $230 million over 2009 and 2010, all of which has been assumed in Yamana’s previously announced capital expenditures for 2008 through to 2010 of approximately $1.3 billion. A complete expansion plan is expected to be completed by the end of the year with increase in throughput expected to begin in 2009.

Chapada Pyrite
The original scoping study released in May 2007 concluded that additional gold and copper can be recovered from the pyrite concentrate taken from the tailings at the Chapada Mine and, in addition, a total of over 560,000 tonnes of sulphuric acid would be produced.

By treating approximately 580,000 tonnes per year of pyrite concentrate over the Chapada mine life, about 10.6 million tonnes of sulphuric acid would be produced and an additional 320,000 ounces of gold and 94 million pounds of copper would be recovered.

The original scoping study assumed hydrometallurgy for processing and on that basis capital expenditures were estimated at $60 to $80 million for ore processing.  Yamana is investigating the merits of heap leaching, which would be a more modest capital expenditure estimate at approximately $20 million.

Yamana continues to advance discussions with potential manufacturers and purchasers of sulphuric acid including agriculture/fertilizer businesses.  The supply alternative to these businesses is costly in part due to significant transportation costs that would be associated with importing sulphuric acid.

Yamana expects to complete an internal study by the end of 2008 and to complete processing facilities for gold and copper recovery in the pyrite in late 2010.

Chapada Oxide Material
The Chapada mine has an oxide material reserve of approximately 6 million tonnes of ore at an average grade of 0.5 g/t Au and 0.5% Cu.  Yamana has now begun to implement plans to process the oxide material, which would yield an additional 7 million pounds of copper and 10,200 ounces of gold over an eight year mine life.

Capital expenditure is estimated at approximately $30 million.  Yamana continues to conduct metallurgical testing to improve recovery and is targeting production of gold and copper from the oxide material in 2010.

Beginning in late 2010, total additional annual production from the pyrite and oxide material would be approximately 27,200 ounces of gold and 12 million pounds of copper for an initial six to eight year period.  Additional revenues would come from a royalty on sulphuric acid or the sale of sulphur in the pyrite.

Jacobina, Brazil
In mid-April, Jacobina will be producing at full capacity following the plant shut down during February and March of this year due to upgrades to the mills in order to accommodate the increase in production and longer mine life.  Engineering and construction continued to advance in 2007 and early 2008 with throughput capacity increasing to 6,500 tpd in mid-April.  Production at Jacobina is expected to increase quarter over quarter in 2008 as the mine ramps up to 8,500 tpd by year end. Plant capacity is expected to increase to 8,500 tpd by a series of further improvements to the plant.  At 8,500 tpd, annual production is projected at approximately 190,000 ounces of gold per year.

Gualcamayo, Argentina
Yamana continues to progress its plan at Gualcamayo to reach 300,000 ounces of annual sustainable gold production.  The Gualcamayo mine will be comprised of three main mining opportunities – Quebrada Del

Diablo (QDD), Amelia Ines and Magdalena (AIM) and QDD Lower West.  Construction is expected to be completed in the third quarter of 2008 for the main QDD deposit with ore production start-up this summer.  Mine development work at the Amelia Ines and Magdalena satellite deposits is expected to begin in the second half of 2008, with production start-up targeted for mid-2009.  An initial resource estimate for QDD Lower West is outlined below in the Continuing Developments – Exploration section. Metallurgical testwork support the integration of QDD Lower West into the overall operations.

Planned production from all three main areas of mineralization combined is expected to be approximately 300,000 ounces of sustainable gold per year beginning in late 2010 when production from QDD Lower West begins.

Minera Florida, Chile
Yamana continues to advance its mine and mill expansion at Minera Florida which is expected to increase milling capacity to over 2,600 tpd and annual production to 65-70,000 GEO by November 2008, increasing to 125-135,000 GEO in 2009.  Based on exploration potential and the history of replacing reserves, a new plan is in place to increase plant capacity to 3,500 tpd in 2009.

Continuing Developments – Exploration
El Peñón, Chile
Exploration drilling recommenced at El Peñón in late February.  Approximately 130,000 metres of drilling is planned for 2008 primarily in the North Block area where the high grade Bonanza vein was discovered in 2007.  Drilling will focus on extending the known vein structures, Bonanza, Al Este and Esmeralda in addition to identifying new structures.  The potential for identifying new structures was confirmed in late 2007 when drilling approximately 800 metres east of Bonanza intersected significant gold and silver mineralization.  Hole SNX0012 returned 0.46 metres true width of 12.4 g/t Au and 1,028 g/t Ag, and 0.92 metres true width of 14.6 g/t Au and 1,597 g/t Ag from down hole depths of 397 and 402 metres respectively.  Drilling in 2008 will test the strike and dip extensions of this structure to verify its continuity.

Qualified Persons

Mr. William H. Wulftange, P. Geo., Corporate Director, Technical Compliance of Yamana Gold Inc., has supervised the preparation of the El Penon technical data contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

Gualcamayo, Argentina – QDD Lower West
The recently defined QDD Lower West mineral resource is part of a WNW trending, subhorizontal, westerly plunging tensional gash, hosted by carbonate breccias, marble and karsted limestones. Drilling indicates that the dilational structure is still open down plunge and along strike. More than 75% of the mineral resource in QDD Lower West is oxide and therefore amenable to heap leaching.

The mineral resource for the QDD Lower West zone was estimated by ordinary kriging constrained by a 3D solid model based on a 1 g/t gold grade shell. The zone has been intersected by 16 core holes drilled between 2005 and December 2007. Drilling and underground development is continuing to test for expansion of the zone and to upgrade inferred resources to the measured and indicated category. Dimensions of this continuous zone of mineralization are currently 300 metres of strike, 100 metres thickness and minimum down dip length of 160 metres.

The QDD Lower West mineral resource using all available data to the end of 2007 is summarized below:

	MEASURED			INDICATED			MEASURED+INDICATED
Cutoff	Tonnes >	Au	in - situ	Tonnes >	Au	in -situ	Tonnes >	Au	in - situ
g/t Au	Cutoff	g/t	ounces	Cutoff	g/t	ounces	Cutoff	g/t	ounces
1.0	100,600	3.54	11,400	4,358,500	2.61	365,300	4,459,100	2.63	376,800
1.2	98,900	3.58	11,400	4,333,100	2.62	364,400	4,432,000	2.64	375,800
1.4	91,900	3.75	11,100	4,269,900	2.64	361,700	4,361,800	2.66	372,800
1.6	86,200	3.90	10,800	4,082,000	2.69	352,600	4,168,200	2.71	363,400
1.8	79,900	4.07	10,500	3,695,200	2.79	331,300	3,775,100	2.82	341,800
2.0	74,200	4.24	10,100	3,167,100	2.94	299,000	3,241,300	2.97	309,100
	INFERRED
Cutoff	Tonnes >	Au	in - situ
g/t Au	Cutoff	g/t	ounces
1.0	2,808,600	2.59	234,100
1.2	2,808,600	2.59	234,100
1.4	2,806,300	2.59	233,900
1.6	2,786,500	2.60	232,900
1.8	2,696,800	2.63	228,000
2.0	2,462,800	2.70	213,600

The previously published feasibility study for Gualcamayo in August 2007 did not incorporate any of these resource ounces into the economic analysis for the project.

Qualified Person
Yamana retained Mr. Ronald Simpson, P. Geo. of GeoSim Services Inc. to complete a mineral resource update of the QDD Lower West deposit at the Gualcamayo project in San Juan, Argentina.  Mr. Simpson has extensive experience with the Gualcamayo project having visited various times in the last four years and also having completed resource estimates on the QDD deposit in 2001, 2004 and 2006 and on the Amelia and Magdalena deposits in 2007.  Mr. Simpson has supervised the preparation of the QDD Lower West technical data contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

Mercedes, Mexico

Mineral Resource Estimate
Preliminary inferred mineral resource calculations have been completed through drill hole M08-212 using an ID3 method.  The cutoff date for the mineral resources was the end of January.  The AuEq was calculated using a conversion of 150:1 for the Ag:Au which includes the recovery for silver.

Inferred Mineral Resource Estimate (2.0 g/t AuEq cutoff)
	Tonnes	Au g/t	Ag g/t	Oz Au	Oz Ag	AuEq
Mercedes Zone	2,095,000	8.31	91.4	559,000	6,156,000	600,040
Klondike Zone	671,000	6.18	33.5	133,000	724,000	137,827

Total	2,766,000	7.78	77.4	692,000	6,880,000	737,867

Continuing Exploration
Drilling is on-going at Mercedes with 5 core rigs currently on-site. Exploration during the fourth quarter of 2007 and first quarter of 2008 has focused primarily on the Mercedes Vein zone with a) 30-metre infill drilling above the 900-metre elevation, and b) wide spaced exploration drilling to the northwest of the Corona de Oro shoot.   Since the October 16, 2007 press release announcing new drilling results, a total of 131 core holes totaling 34,844 metres have been completed (M07-137 to M08-267), bringing the total project drilling to 82,915 metres in 367 holes. Assay results have been received up to hole M08-212.

Mercedes In-Fill Results

In-fill drill results to-date continue to confirm the presence of a zone of contiguous +2.0 g/t AuEq mineralization along a 1,100-metre strike length of the Mercedes Vein zone, which encompasses the Corona de Oro, Centinela and Casa Blanca ore shoots. Gold-silver mineralization is contained within complex multi-stage epithermal low sulphidation quartz-carbonate vein, stockwork and breccia zones up to 15.0 metres in true width, hosted within a thick sequence of andesite flows and volcanic breccias.  Ore grade values have been intersected locally over a vertical range of up to 440 metres (720 to 1,160 metre elevation).

The presence of bonanza grade gold and silver values within the heart of the Corona de Oro ore shoot has been confirmed by 30-metre infill drilling, highlighted by the following intercepts:

M07-172   14.79 metres (8.20 true width) @  69.86 g/t Au and 427.6 g/t Ag
M07-176     7.10 metres (4.90 true width) @  73.69 g/t Au and 373.2 g/t Ag
M07-184   13.18 metres (5.20 true width) @ 30.23 g/t Au and 191.5 g/t Ag
M07-189     8.35 metres (3.00 true width) @ 123.74 g/t Au and 407.6 g/t Ag

Mercedes in-fill drill results are shown on the attached Figure 1 and in Table 1.

Mercedes Northwest Extension Exploration Drilling

Limited wide-spaced exploration drilling was conducted along 300 metres of strike length to the northwest of the Corona de Oro ore shoot. Drilling intersected anomalous to local high grade Au-Ag values in epithermal quartz-carbonate veins along strike and at depth, as well as in the parallel Paloma Vein zone (located NE and parallel to the Mercedes Vein).  Significant intercepts in this area include:

M07-142 (Paloma)   13.11 metres (8.00 true width) @ 3.53 g/t Au and 109.0 g/t Ag
M07-145 (Mercedes) 9.39 metres (4.90 true width) @ 14.66 g/t Au and 134.6 g/t Ag
M07-152 (Mercedes) 3.43 metres (1.40 true width) @ 13.52 g/t Au and 165.3 g/t Ag

Mercedes Northwest Extension drill results are attached in Table 2.

Klondike

Using a 0.5 g/t AuEq cutoff, core drilling at Klondike in 2007 identified a contiguous zone of mineralization nearly 400 metres long and up to 55.0 meters in width, covering a vertical range of 240 metres (1,000 to 1,240 metre elevation).  Gold-silver mineralization is contained within complex multi-stage epithermal low sulphidation quartz-carbonate vein, stockwork and breccia zones, hosted within a thick sequence of andesite flows and volcanic breccias.

Exploration drilling at Klondike was temporarily placed on hold in November 2007, to focus on Mercedes Vein in-fill drilling.  Exploration drilling will resume in the second quarter, focusing on both the western extension of the Klondike Vein zone, which is covered by post-mineral volcanic and sedimentary rocks, and a series of at least four sub-parallel epithermal vein zones that have been identified in the andesite basin to the south of the Klondike Vein zone.

Outlook

Exploration drilling in the second quarter of 2008 will focus on these two structural trends, particularly to the northwest of the Aida Mine, where the highly prospective projections of both of these structures are covered by post-mineral sedimentary rocks.

M3 Engineering, with offices in Hermosillo and Tucson, has been contracted to lead a scoping study which is ongoing and includes water, geotechnical, siting, environmental, and metallurgical investigations. Permitting is underway for an exploration ramp which is planned to start in the second quarter. This production sized ramp will be 1,700 metres long, at -15%, and will facilitate underground in-fill drilling, and bulk sampling along cross-cuts.

Quality Assurance and Control

All samples were collected through diamond drilling, which is being conducted by Major Drilling.  The samples are collected by splitting the core in half using hydraulic splitters.  The average sample size is approximately 0.9 metres and weighs approximately 2.9 kilograms and the second half of the core is maintained in secure locked warehouses.   The Mercedes project uses ALS Chemex in Mexico for sample preparation and ALS Chemex in Vancouver for sample analysis.  The core samples are picked up directly at the project site by ALS Chemex and sent to the Chemex prep facility in Hermosillo, Mexico. The total sample is cruzad to +75% passing a 2 mm screen.  A smaller portion, up to 250 grams is then pulverized so + 85% passes a   -200 mesh.  The pulps are sent to the Vancouver laboratory where both Au and Ag are analyzed by fire assay/gravimetric finish (50-gram pulp).  Some samples are also assayed by metallic screen methods when visible gold is noted, to verify fire assay gold grades.  Yamana operates a QA/QC program at Mercedes that includes the insertion of a series of professionally prepared certified standards and blanks, as well as locally prepared sterile samples, into the sample stream. A number of reject samples are systematically forwarded to ACME Laboratory in Vancouver, for comparison of Au and Ag grades.

Qualified Persons

Mr. Mark A. Hawksworth, P. Geo, Senior Geologist, Mercedes Project, of Yamana Gold Inc., and Mr. Greg Walker, P. Geo, Senior Manager, Resource Estimation of Yamana Gold Inc., have supervised the preparation of the Mercedes technical data contained within this press release and serve as the Qualified Persons as defined by National Instrument 43-101.

Pilar de Goiás, Brazil
Exploration drilling resulted in a new discovery at the Pilar de Goiás project in the Archean Greenstone Belt in November 2007.  Mineral resources at Pilar are detailed in the Mineral Reserves and Resources section of this press release.  Yamana’s targeted drilling program will continue in 2008.  Pilar de Goias is an underexplored gold belt with significant potential for discovery of new gold deposits.

FIRST QUARTER 2008 OUTLOOK
Production for the first quarter of 2008 is expected to be approximately 220,000 GEO.  Copper production from Chapada for the first quarter of 2008 is expected to be approximately 30 million pounds of copper. This is in line with budget expectations and production is expected to increase quarter over quarter during the year.

FINANCIAL AND OPERATING SUMMARY
Financial results reflect the activities of Meridian and Northern Orion only since their acquisition in October 2007 and not for the full quarter or year.  Earnings adjusted for certain non-cash and non-recurring transactions for the fourth quarter ended December 31, 2007 were $35.2 million or $0.06 per share, compared to $0.5 million or $nil per share for the prior year.  Adjusted earnings for the year were $227.6 million, compared to $19.5 million for the prior comparative year. The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine.

For the year, adjusted earnings were $0.55 per share.  This compares to adjusted earnings per share of $0.07 for the previous comparative year, representing an increase of 686% year over year.

Consolidated net earnings for the fourth quarter were $47.1 million, compared to $6.1 million for the same quarter ended in 2006.  Net earnings for the year were $157.2 million.  This compares to a loss of $70.2 million and $4.1 million for the years ended 2006 and 2005, respectively.

Basic and diluted earnings per share for the quarter were $0.08, compared to $0.02 for the same period last year. For the year, basic earnings were $0.38 per share.  Diluted earnings per share were $0.36 per share for the year.   This compares to a basic and diluted loss per share of $(0.25) for 2006 and $(0.03) per share for 2005.

Fourth quarter revenues were $218.6 million, compared to $60 million for the same period last year.  Revenue for the year was $747.1 million, an increase of 342% over the preceding year.  The increase in revenue is attributable to an increase in sales volume due to production from operations previously under construction, the impact from the acquisition of Meridian, the addition of copper sales and an increase in both the gold and copper prices over the prior year.

Revenues for the fourth quarter included sales of 161,753 ounces of gold, 28.4 million pounds of copper and 1.8 million ounces of silver.  The average realized price for the quarter was $795 per ounce of gold, $3.19 per pound of copper and $14.14 per ounce of silver.  Revenues for the year included 532,531 ounces of gold and 117 million pounds of payable copper and 1.8 million ounces of silver.  The average realized price for the year was $707 per ounce of gold, $3.32 per pound of copper and $14.14 per ounce of silver.

The Company’s average realized gold price during the year of $707 per ounce compares to an average realized price of $613 and $448 per ounce during the prior years ended 2006 and 2005.  All gold sales were transacted in the spot market. The spot price itself increased 15% relative to the year ended December 31, 2006. The higher gold price positively affected the Company’s revenues. The impact of a higher average gold price on mine operating earnings was partially offset by a strengthening of the Brazilian Real relative to the US Dollar and higher operating costs. Higher local operating costs before the impact of foreign exchange movements were a result of increases in maintenance costs, the price of fuel, the price of power, and other consumables.

The average realized copper price from Chapada was $3.32 per pound for the year which compares to an average spot price of $3.23 per pound for the year.

Mine operating earnings for the fourth quarter were $76.6 million, compared to $8.9 million for the fourth quarter of 2006 and compared to $124.9 million for the third quarter of 2007.  Mine operating earnings for the fourth quarter were impacted by the decline in the copper price during the quarter.  For the year, mine operating earnings were $384.6 million.  This compares to $35.1 million for the year ended 2006 and $8.6 million for the year ended 2005.  Earnings do not include concentrate sales pricing adjustments payable before April 30, 2008 for concentrate sold in the fourth quarter.  Estimated additional amounts due to the Company of approximately $30 million, of which $9.2 million has already been received, are not included as receivables or in earnings and cash flow for the fourth quarter or year end.  These results represent tremendous growth over the past two years resulting from commercial production at the Chapada mine and São Francisco mine commencing February 2007 and August 2006, respectively, the acquisition of the Jacobina mine as of April 6, 2006, the acquisition of the San Andrés mine as of February 28, 2006 and the acquisition of the El Peñón and Minera Florida mines as of October 12, 2007.

Total production for the fourth quarter was 262,352 GEO including Yamana’s proportionate interest from the Alumbrera mine.  Production attributable to Yamana for the quarter was 229,488 GEO.  In 2007, total production from all mines was approximately 1.0 million gold equivalent ounces including pre-acquisition production.  For 2007, Yamana produced 576,908 GEO excluding production from its equity interest from the Alumbrera mine and pre-acquisition production from other acquired mines.  Total production including Alumbrera was 597,304 GEO.  This compares to total production of 313,591 ounces of gold in 2006 and 115,572 ounces of gold in 2005.

Average cash costs after by-products for the fourth quarter were $(9) per GEO.  For the year, average cash costs after by-products were $(182) per GEO, including Alumbrera.  This compares to cash costs of $326 per ounce of gold in 2006 and $289 per ounce of gold for 2005.

Copper production for the fourth quarter was 30.5 million pounds from the Chapada mine.  An additional 11.4 million pounds of copper were produced from the Alumbrera mine attributable to Yamana.  Copper production for the year was 122.9 million pounds from the Chapada mine.

Co-product cash costs per pound of copper were $0.78 for the fourth quarter and $0.72 for the year from the Chapada mine. Co-product cash costs, including Yamana’s interest in the Alumbrera mine, were $0.97 per pound for the fourth quarter and $0.79 per pound for the year.

Inventory as at December 31, 2007 was $97.6 million, compared to $51.3 million as at December 31, 2006.  Inventory increased as a result of the acquisitions and ramp up of recently constructed mines.

Proven and probable mineral reserves were 17.9 million ounces of contained gold,182 million ounces of contained silver and 11.4 billion pounds of contained copper as of December 31, 2007 based on a gold price of $550-$575 per ounce, a silver price of $10.75 per ounce and a copper price of $1.75 per pound.  This represents an increase of approximately 11.1 million ounces of gold or 163% from the prior year.

General and administrative expenses for the fourth quarter were $37.7 million.  General and administrative expenses for the year were $68.5 million (2006 - $24.4 million; 2005 - $10.4 million) and include $16 million of non-recurring internal transaction related costs.

The Company recorded an earnings pick-up from its 12.5% interest in the Alumbrera Mine of $3.8 million for the fourth quarter and the year, which was adversely affected by fair value adjustments on inventory as of the date of acquisition.  Had the Company not been required to fair value inventory as of the acquisition date, the equity pick-up would have been approximately $10.0 million net of additional amortization expense of $5.1 million on the amount of the purchase price allocation in excess of Northern Orion’s carrying value of Alumbrera.

Cash and short-term investments as at December 31, 2007 were approximately $330 million compared to $69.7 million as at December 31, 2006.  Working capital as at December 31, 2007 was $177.9 million compared to $76.3 million as at December 31, 2006.  The increase in cash and working capital is a result of the increase in operation activities primarily from the Chapada mine.

Cash flow from operations before changes in non-cash working capital items was $28.0 million for the fourth quarter, compared to $8.8 million for the comparative quarter ended December 31, 2006.  Cash flow from operations after changes in non-cash working capital items was $145.8 million for the fourth quarter, compared to $8.8 million for the comparative quarter ended December 31, 2006.

Cash flow from operations before changes in non-cash working capital items was $292.8 million for the year compared to $40.2 million and $6.4 million for the years ended 2006 and 2005, respectively.  The increase in cash flow from operations for the twelve months is primarily due to the start-up of operations at the Chapada Mine and the acquisition of El Peñón and Minera Florida mines. Cash flow from operations for the year after changes in non-cash working capital was $293.9 million compared to an outflow of $3.2 million and an inflow of $3.4 million for the years ended 2006 and 2005, respectively.

OPERATIONS REVIEW AND UPDATE

Three months ended December 31, 2007[1]	Total Gold Equivalent Production (oz)	Total Gold Equivalent Sales (oz.)	Cash costs per Gold Equivalent ounce
(in US$ millions)	Q4	Q4	Q4

Chapada	45,428	38,852	($969)
El Peñón*	101,692	101,205	$262
São Francisco	21,244	21,057	$455
Jacobina	18,264	19,996	$626
San Andrés	8,139	7,718	$648
Fazenda Brasileiro	22,506	18,228	$460
Fazenda Nova	-	-	-
Minera Florida*	16,705	14,969	$259
Rossi (40% interest)*	4,828	4,226	$410
Total before equity interest	238,806	226,251	$107
Alumbrera (12.5% interest)*	23,546	29,718	($886)
Total	252,352	255,969	($3)
[1] Gold equivalent ounces include silver ounces converted to gold on the ratio of 55:1 for 2007. * Including pre-acquisition production.
Year ended December 31, 2007[1]	Total Gold Equivalent Production (oz)	Total Gold Equivalent Sales (oz.)	Cash costs per Gold Equivalent ounce
(in US$ millions)	2007	2007	2007

Chapada	178,125	168,135	($1,360)
El Peñón*	383,448	373,478	$225
São Francisco	104,764	104,672	$373
Jacobina	54,076	54,458	$541
San Andrés	51,538	53,692	$410
Fazenda Brasileiro	87,969	86,959	$388
Fazenda Nova	6,925	8,712	$551
Minera Florida*	68,297	65,692	$249
Rossi (40% interest)*	11,820	11,204	$426
Total before equity interest	946,962	927,002	($7)
Alumbrera (12.5% interest)*	76,893	75,586	($926)
Total	1,023,855	1,002,588	($75)
[1] Gold equivalent ounces include silver ounces converted to gold on the ratio of 55:1 for 2007. * Including pre-acquisition production.

MINERAL RESERVES AND RESOURCES (Mineral resources exclude proven and probable mineral reserves)

Mineral Reserves (Proven and Probable)

Gold	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz (000's)	(000's)	(g/t)	oz. (000's)
Alhue/ Minera Florida (2)	680	4.25	93	3,469	4.57	509	4,149	4.51	602
Alumbrera (12.5%) (1)	46,250	0.45	669	1,250	0.35	14	47,500	0.45	683
Chapada (1)	17,331	0.33	184	293,489	0.23	2,170	310,820	0.24	2,354
C1-Santa Luz (1)	10,491	1.76	592	6,782	1.50	328	17,272	1.66	920
El Peñón (2)	1,490	7.03	337	7,554	6.57	1,595	9,045	6.64	1,931
Fazenda Brasileiro (1)	1,746	2.91	164	974	3.20	100	2,720	3.02	264
Gualcamayo (1)	7,523	0.98	237	59,332	0.80	1,534	66,855	0.82	1,771
Jacobina (1)	3,559	1.98	227	15,270	2.03	997	18,829	2.02	1,224
San Andrés (1)	27,171	0.69	606	6,302	0.67	135	33,473	0.69	741
São Francisco - Main Ore (1)	17,955	1.21	696	8,026	1.41	364	25,980	1.27	1,061
São Francisco - ROM Ore (1)	11,323	0.28	102	5,962	0.27	52	17,285	0.28	154
Total São Francisco (1)	29,277	0.85	798	13,988	0.93	417	43,266	0.87	1,215
São Vicente - Main Ore (1)	6,580	1.06	225	2,854	0.90	82	9,434	1.01	307
São Vicente - ROM Ore * (1)	1,694	0.27	15	1,932	0.33	20	3,626	0.30	35
Total São Vicente (1)	8,274	0.90	239	4,786	0.67	103	13,060	0.81	342
Rossi (40%) (2)	-	-	-	209	14.36	97	209	14.36	97
Sub Total Gold Reserves	153,791	0.84	4,146	413,406	0.60	7,998	567,198	0.67	12,144
Agua Rica (1)	347,831	0.25	2,818	449,892	0.205	2,965	797,723	0.23	5,771
Total Gold Reserves	501,622	0.43	6,964	863,089	0.40	10,963	1,364,921	0.41	17,915

(*) Sao Vicente ROM Probable Reserves include 1.26mm tonnes at 0.36 g/t Au of Tailings material not considered in the Resource numbers below.

Silver	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alhue/ Minera Florida (2)	680	28.40	621	3,469	38.83	4,330	4,149	37.12	4,952
El Peñón (2)	1,491	315.26	15,108	7,554	272.55	66,215	9,045	279.65	81,323
San Andrés (1)	27,171	2.60	2,273	6,302	2.68	543	33,473	2.62	2,816
Sub Total Silver Reserves	29,342	19.08	18,002	17,325	127.62	71,088	46,667	59.38	89,091
Agua Rica (1)	347,831	3.83	42,775	449,892	3.46	49,989	797,723	3.62	92,767
Total Silver Reserves	377,172	5.01	60,777	467,218	8.06	121,077	844,390	6.70	181,857
Copper	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%) (1)	46,250	0.38%	387	1,250	0.43%	12	47,500	0.38%	399
Chapada (1)	17,331	0.42%	161	293,489	0.33%	2,135	310,820	0.34%	2,296
Sub Total Copper Reserves	63,581	0.39%	548	294,739	0.33%	2,147	358,320	0.34%	2,695
Agua Rica (1)	347,831	0.57%	4,386	449,892	0.43%	4,285	797,723	0.49%	8,670
Total Copper Reserves	411,412	0.54%	4,934	744,631	0.39%	6,432	1,156,043	0.45%	11,365
Zinc	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alhue/ Minera Florida (2)	680	1.17%	18	3,469	1.08%	83	4,149	1.09%	100
Total Zinc Reserves	680	1.17%	18	3,469	1.08%	83	4,149	1.09%	100
Molybdenum	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%) (1)	46,250	0.013%	13	1,250	0.019%	1	47,500	0.013%	14
Sub Total Moly Reserves	46,250	0.013%	13	1,250	0.019%	1	47,500	0.013%	14
Agua Rica (1)	347,831	0.035%	268	449,892	0.033%	327	797,723	0.034%	598
Total Moly Reserves	394,081	0.032%	282	451,142	0.033%	328	845,223	0.033%	612

Mineral Resources (Measured, Indicated and Inferred)* (Mineral Resources have been categorized as Resources that remain after removal of Reserves)

Gold	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alhue/ Minera Florida (2)	580	4.46	83	2,088	4.86	326	2,668	4.77	409	2,416	5.18	402
Amancaya (2)	-	-	-	-	-	-	-	-	-	1,390	7.90	351
C1-Santa Luz (1)	10,973	1.45	512	13,063	1.41	591	24,036	1.43	1,103	4,638	1.40	208
Chapada (1)	731	0.10	2	119,086	0.13	502	119,817	0.13	504	304,861	0.11	1,078
El Peñón (2)	470	13.07	198	2,918	8.01	751	3,388	8.71	949	4,425	10.63	1,513
Ernesto (1)	-	-	-	1,520	3.66	179	1,520	3.66	179	2,144	2.61	180
Esquel (2)	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286	900	9.90	274
Fazenda Brasileiro (1)	1,107	3.19	114	697	2.83	63	1,805	3.05	177	442	5.30	75
Jeronimo (2)	-	-	-	1,110	7.90	284	1,110	7.90	284	3,100	7.10	701
Pau a Pique (1)	-	-	-	159	3.84	20	159	3.84	20	3,384	5.09	554
Pilar (1)	-	-	-	-	-	-	-	-	-	12,400	2.42	965
Rossi (40%)(2)		-	-	-	-	-	-	-	-	224	10.08	72
San Andrés (1)	31,040	0.58	578	11,886	0.55	209	42,962	0.57	787	249	0.62	5
São Francisco - Main Ore	11,069	0.77	274	13,420	0.86	372	24,489	0.82	646	23,904	0.82	630
São Francisco - ROM Ore	10,014	0.17	56	18,044	0.22	126	28,058	0.20	182	39,847	0.24	307
Total São Francisco (1)	21,083	0.49	330	31,464	0.49	498	52,547	0.49	828	63,751	0.46	937
Jacobina (1)	7,962	2.23	571	19,388	2.49	1,554	27,350	2.42	2,125	47,398	2.61	3,975
São Vicente (1)	7,910	0.52	133	8,138	0.63	166	16,048	0.58	298	3,623	0.87	101
Gualcamayo (1)	661	2.81	60	22,615	1.65	1,202	23,275	1.69	1,261	15,586	1.38	692
Sub Total Gold Resources	51,509	1.56	2,580	238,830	1.12	8,630	278,464	1.25	11,210	470,931	0.80	12,083
Agua Rica (1)	64,169	0.17	361	248,108	0.16	1,299	312,277	0.17	1,660	651,000	0.12	2,512
Total Gold Resources	115,678	0.64	2,941	486,938	0.63	9,929	590,741	0.64	12,870	1,121,931	0.41	14,595

Silver	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. 000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz.(000's)
Alhue/ Minera Florida (2)	580	26.27	490	2,088	40.35	2,708	2,668	37.30	3,198	2,416	46.50	3,612
Amancaya (2)	-	-	-	-	-	-	-	-	-	1,390	73.00	3,270
El Peñón (2)	470	258.80	3,914	2,918	219.22	20,563	3,388	224.72	24,477	4,425	291.07	41,411
Esquel (2)	-	-	-	4,700	23.00	3,523	4,700	23.00	3,523	900	21.00	575
San Andrés (1)	31,040	1.96	1,956	11,886	1.46	558	42,926	1.82	2,512	249	1.32	11
Sub Total Silver Resources	32,090	6.16	6,360	21,592	39.33	27,352	53,682	19.51	33,710	9,380	162.16	48,878
Agua Rica (1)	64,169	2.38	4,911	248,108	2.74	21,823	312,277	2.66	26,734	651,000	2.30	48,139
Total Silver Resources	96,260	3.64	11,271	269,699	5.67	49,175	365,959	5.13	60,444	660,380	4.57	97,017

Copper	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Chapada (1)	731	0.18%	3	119,086	0.22%	578	119,817	0.22%	581	304,861	0.19%	1,277
	731	0.18%	3	119,086	0.22%	578	119,817	0.22%	581	304,861	0.19%	1,277
Agua Rica (1)	64,169	0.11%	716	248,108	0.09%	2,178	312,277	0.09%	2,894	651,000	0.34%	4,880
Total Copper Resources (2)	64,900	0.11%	718	367,194	0.20%	2,756	432,094	0.19%	3,475	955,861	0.35%	6,157

Zinc	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alhue/ Minera Florida (2)	580	1.09%	14	2,088	1.19%	55	2,668	1.16%	69	2,416	1.16%	62
Total Zinc Resources	580	1.09%	14	2,088	1.19%	55	2,668	1.16%	69	2,416	1.16%	62

Molybdenum	Measured Resources			Indicated Resources			Total - Measured and Indicated			Inferred Resources
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica (1)	64,169	0.01%	40	248,108	0.01%	165	312,277	0.01%	206	651,000	0.03%	488
Total Moly Resources	64,169	0.01%	40	248,108	0.01%	165	312,277	0.01%	206	651,000	0.03%	488

* Mineral resources do not include the Mercedes resource estimate or the QDD Lower West resource estimate at Gualcamayo reported on March 25, 2008.

Mineral reserve and resource estimates presented were prepared by or under the supervision of external consultants or by internal qualified persons as indicated in the table below in accordance with NI 43-101.  In estimating the mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods appropriate for each property, and verified the data disclosed, including sampling, analytical and test data underlying such estimates.  These estimates have been reviewed by Evandro Cintra (1), Vice-President Technical Services, and William H. Wulftange (2), Corporate Director, Technical Compliance, who are both "qualified persons", as that term is defined in NI 43-101.

These figures are estimates, however, and no assurance can be given that the indicated amounts of quantities will be produced.  Price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic.  Moreover, short-term operating factors relating to the mineral reserves could affect the Company's profitability in any particular accounting period.  The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Company’s mineral reserve and resource estimates, other than factors discussed above and in "Risks and Uncertainties" in the Management Discussion and Analysis section of the annual report and “Risk Factors” in the annual information form of the Company.

Mineral Reserves and Resources

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Fazenda Brasileiro	Beau Nicholls, B.Sc. (Geo) MAIG, Geoexplore Consultoria e Servicos Ltda.	Beau Nicholls, B.Sc. (Geo) MAIG, Geoexplore Consultoria e Servicos Ltda.
C-1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM, Metalica Consultores S.A.	Marco Antonio Alfaro Sironvalle, MAusIMM, Metalica Consultores S.A.
Jacobina	Juan Pablo Gonzalez, MAusIMM, IIMCH, Golder & Associates S.A. (Chile)	Dr. Marcelo Godoy, MAusIMM, SME, IAMG, Golder & Associates S.A. (Chile)
Pindobaçu	Not applicable	Evandro Cintra, Ph.D., P. Geo., Vice President, Technical Services, Yamana Gold Inc.
São Francisco	Renato Petter, P. Eng., Technical Services, Yamana Gold Inc.	Rodrigo B. Mello, P. Geo, NCL Brasil Ltda.
São Vicente	Karl M. Kolin, P. Eng., Gustavson Associates LLC	Mario E. Rossi, P. Eng., Principal Geostatiscian, Geosystems International Inc.
Ernesto	Not applicable	Rodrigo B. Mello, P. Geo., NCL Brasil Ltda.
Pau a Pique	Not applicable	Rodrigo B. Mello, P. Geo., NCL Brasil Ltda.
Chapada	Michael G. Hester, FAusIMM, Vice President, Principal Mining Engineer, Independent Mining Consultants Inc.	Michael G. Hester, FAusIMM, Vice President, Principal Mining Engineer, Independent Mining Consultants Inc.
San Andrés	Renato Petter, P. Eng., Technical Services, Yamana Gold Inc.	Evandro Cintra, Ph.D., P. Geo., Vice President, Technical Services, Yamana Gold Inc.
Gualcamayo	Annoush Ebrahimi, P. Eng., of Wardrop Engineering Inc.	Ronald G. Simpson, P. Geo., GeoSim Services Inc.
Pilar de Goiás	Not applicable	Pamela L. De Mark, BAppSc (App Geo), MAusIMM, Senior Consultant, Snowden Mining Industry Consultants Inc.
El Peñón	Greg Walker, P.Geo., Senior Manager, Resource Estimation, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resource Estimation, Yamana Gold Inc.
Alhue/ Minera Florida	Greg Walker, P.Geo., Senior Manager, Resource Estimation, Yamana Gold Inc.	Greg Walker, P.Geo., Senior Manager, Resource Estimation, Yamana Gold Inc.
Amancaya	Not applicable	Chester M. Moore, P.Eng., Scott Wilson Roscoe Postle Associates Inc.
Agua Rica	Gerrit Vox, P. Eng., Principal Mining Engineer of AMEC plc	Gary H. Giroux, P. Eng. of Giroux Consultants Ltd.
Alumbrera	Luis A. Rivera, MAusIMM, Xstrata Plc	Luis A. Rivera, MAusIMM, Xstrata Plc
Jeronimo	Not applicable	Chester M. Moore, P. Eng., Scott Wilson Roscoe Postle Associates Inc.
Esquel	Not applicable	Robin J. Young, P. Geo., Western Services Engineering, Inc.

Mine	Mineral Reserve Cut-off Grade (g/t gold; % copper)	Price	Price	Mineral Resources Cut-off Grade (g/t gold; % copper)
Fazenda Brasileiro	1.50	US$575	n/a	1.50
C1-Santa Luz	0.50	US$575	n/a	0.50
Fazenda Nova	0.40	US$575	n/a	0.40
Jacobina	1.49	US$575	n/a	0.50
Sao Francisco	0.36 and 0.15	US$575	n/a	0.36 and 0.15
Sao Vicente	0.35 and 0.22	US$427.5	n/a	0.20
Ernesto	-------------------	US$575	n/a	1.5 and 1.0
Pau a Pique	-------------------	US$575	n/a	1.0
Chapada	0.17% Cu	US$575	US$1.75	0.17% Cu
San Andrés	0.41 and 0.64	US$575	n/a	0.4
Gualcamayo	0.3; 0.5; 1.0	US$575	n/a	0.3; 0.5; 1.0
Pilar	-------------------	US$575	n/a	0.5 and 1.5
El Peñón	4.5 to 6.5 GEO	US$575	n/a	3.9 GEO
Alhue/Minera Florida	3.70	US$575	n/a	2.5 GEO
Amancaya	-------------------	US$550	n/a	1.0 open pit: 3.4 underground
Agua Rica	0.20% Cu	US$425	US$1.10/lb	0.20% Cu
Alumbrera	0.26% Cu Equivalent	US$500	US$1.25/lb	0.26% Cu

CONFERENCE CALL
A conference call and audio webcast is scheduled for March 26, 2008 at 11:00 a.m. E.T. to discuss the 2007 fourth quarter and year end results.

Conference Call Information:

Local and Toll Free (North America):	866-540-8136
International:	416-340-8010
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Replay Call:	416-695-5800 Passcode 3249602#
Replay Toll Free Call:	800-408-3053 Passcode 3249602#

The conference call replay will be available from 1:00 p.m. E.T. on March 26, 2008 until 11:59 p.m. E.T. on April 2, 2008.

For further information on the Conference Call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, unanticipated results of future studies, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting from operating cash costs by-product revenues.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.  Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.

Cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory

The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) stock options expense, (b) foreign exchange loss, (c) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (d) unrealized gains (losses) on commodity contracts, (e) debt repayment expense, (f) impairment losses, (g) non-controlling interest and (h) internal transaction costs. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

Table 1

Mercedes Vein: Total Drill Intercepts

Year	Hole	AREA	From	Interval	True Width	Au	Ag
			(m)	(m)	(m)	g/t	g/t
2007 *	M07-140	Paloma	165.10	4.38	2.67	6.51	75.3
	M07-142	Aida	428.24	7.86	4.30	3.06	74.0
	M07-145	C. de Oro	455.73	9.39	4.90	14.66	134.6
	M07-152	C. de Oro	276.86	3.43	1.40	13.52	165.3
	M07-162	C.de Oro	170.69	7.22	5.80	8.00	106.3
	M07-163	C.de Oro	184.90	7.62	5.50	5.82	122.3
	M07-166	C.de Oro	195.77	9.30	4.90	4.59	91.6
	M07-168	C.de Oro	98.55	1.88	1.00	28.14	250.1
	M07-169	C.de Oro	168.77	3.48	2.25	17.42	162.0
	M07-170	C.de Oro	233.70	24.27	12.90	8.80	159.6
	M07-171	C.de Oro	117.86	5.89	3.60	9.12	115.0
	M07-172	C.de Oro	193.28	14.79	8.20	69.68	427.6
	M07-173	C.de Oro	272.79	15.91	7.30	8.95	193.8
	M07-174	C.de Oro	158.90	4.70	3.10	5.73	75.6
	M07-175	C.de Oro	137.61	2.78	1.80	5.99	77.2
	M07-176	C.de Oro	139.20	7.10	4.90	73.69	373.2
	M07-178	C.de Oro	186.54	8.78	5.00	14.78	129.1
	M07-179	C.de Oro	188.93	8.48	4.90	3.29	102.0
	M07-180	C.de Oro	103.14	9.05	6.80	7.19	116.0
	M07-181	C.de Oro	207.20	6.77	4.50	3.19	139.0
	M07-182	C.de Oro	169.47	3.73	2.5	11.89	147.0
	M07-183	C.de Oro	121.92	11.52	8.20	5.84	122.0
	M07-184	C.de Oro	224.35	13.18	5.20	30.23	191.5
	M07-185	C.de Oro	196.78	12.72	9.00	13.04	207.0
	M07-186	C.de Oro	156.60	13.87	6.80	10.41	126.0
	M07-187	C.de Oro	166.02	15.95	9.00	12.61	142.9
	M07-188	C.de Oro	218.24	7.19	5.70	6.26	84.5
	M07-189	C.de Oro	239.67	8.35	3.00	123.74	407.6
	M07-190	C.de Oro	127.10	3.70	2.40	8.50	144.7
	M07-191	C.de Oro	238.42	7.25	5.70	4.47	77.0
	M08-194	C.de Oro	267.80	24.81	12.00	7.51	99.9
	M08-195	C.de Oro	267.00	1.80	1.10	7.84	72.5
	M08-196	C.de Oro	176.50	6.97	3.10	6.06	60.4
2008	M08-197	C.de Oro	193.95	9.10	5.25	6.18	172.0
	M08-198	C.de Oro	195.34	7.76	5.20	4.18	61.2
	M08-200	C.de Oro	147.56	3.01	1.70	6.21	113.6
	M08-202	C.de Oro	250.51	4.27	2.25	5.90	39.5
	M08-203	C.de Oro	181.41	6.26	3.10	2.33	96.7
	M08-204	C.de Oro	127.30	6.55	4.40	11.40	147.4
	M08-205	C.de Oro	138.08	6.62	4.50	5.28	116.7
	M08-207	Casa Blanca	226.00	3.40	2.40	14.57	398.9
	M08-208	Casa Blanca	198.97	16.46	9.70	5.83	71.1
	M08-209	C.de Oro	166.42	9.14	4.75	3.67	80.6
	M08-210	C.de Oro	198.95	10.75	4.04	4.98	47.4
		*Assay results since last press release in 2007

Table 2

Mercedes: Northwest Extension drill results

Year	Hole	AREA	From	To	Interval	True Width	Au	Ag
			(m)	(m)	(m)	(m)	g/t	g/t

2007	M07-140	Paloma	165.10	169.48	4.38	2.67	6.51	75.3
	M07-140	Paloma	171.66	174.00	2.34	1.44	2.84	159.9
	M07-140	Paloma	163.10	176.21	13.11	8.00	3.53	109.0
	M07-148	Paloma	47.24	47.85	0.61	0.40	14.45	55.0
	M07-152	Paloma	126.70	134.18	7.48	3.70	2.38	30.9

Figure 1

Mercedes Vein: Total Drill Intercepts

CASA BLANCA
CENTINELA
CORONA DE ORO
AIDA
Surface Vein Outcrop
MERCEDES MINE STOPE
CORONA DE ORO MINE STOPE
Open
Open
Open
MERCEDES PROJECT
MERCEDES MAIN ZONE
GRADE X TRUE THICKNESS
SONORA, MEXICO
0
200
Scale in Meters
> 6 gram-meters
> 20 gram-meters
> 50 gram-meters
> 100 gram-meters
LEGEND
New Drill Hole
New Drill Hole Assay Pending
Planned Drill Hole
Previous Drill Hole
Drill Hole Pierce Point
Drill Hole Number

Summary Fourth Quarter Statement of Operations

	For the Three Months Ended
(in thousands of U.S. Dollars, unaudited)	December 31, 2007	December 31, 2006

Revenues	$218,597	$59,951
Cost of sales	(107,885)	(36,193)
Depreciation, amortization and depletion	(32,276)	(14,708)
Accretion of asset retirement obligations	(1,827)	(146)

Mine operating earnings	76,609	8,904

Expenses
General and administrative and other expenses	(37,692)	(10,610)
Other losses	(14,338)	(12,264)

Operating earnings (loss)	24,579	(13,970)

Other business income	(11,203)	(393)
Unrealized gain on derivatives	50,417	1,229

Earnings (loss) before income taxes	63,793	(13,134)

Income tax (expense) recovery	(14,667)	19,276
Non-controlling interest	(2,017)	-

Net earnings	$47,109	$6,141

Non-GAAP Adjustments:
Stock-based compensation	28	2,798
Foreign exchange loss	33,359	5,790
Unrealized gain on derivatives	(50,417)	(1,229)
(Recovery) loss on impairment of Fazenda Nova and sill pillar failure expenses	(13,783)	3,675
Recovery of loss on tax credits	(4,931)	-
Future income tax expense (recovery) on foreign currency translation of inter corporate debt	1,197	6,439
Internal transaction costs	15,799	-
Debt repayment or extinguishment expense	1,957	-
Non-controlling interest	2,017	-

Adjusted earnings (loss) before income tax effects	32,335	23,614

Income tax effect of adjustments	2,886	(23,110)

Adjusted net earnings (a non-GAAP measure)	$35,221	$504

Basic earnings (loss) per share	$0.08	$0.02
Diluted earnings (loss) per share	$0.08	$0.02
Adjusted net earnings per share (a non-GAAP measure)	$0.06	$0.00

Yamana Gold Inc.
Consolidated Balance Sheets
For the Years Ended December 31, 2007
(In thousands of U.S. Dollars)
	2007	2006

Assets
Current
Cash and cash equivalents	$284,894	$69,680
Restricted cash and short-term investments	57,982	-
Accounts receivable	81,774	6,036
Advances and deposits	75,626	24,244
Inventory	97,626	51,252
Income taxes recoverable	23,347	2,248
Current portion of derivative related assets	10,560	-
Future income tax assets	8,322	-
Other current assets	10,373	-

	650,504	153,460
Capital
Property, plant and equipment	486,669	134,792
Assets under construction	82,662	224,650
Mineral properties	8,137,353	1,496,732

	8,706,684	1,856,174

Other
Available-for-sale securities	23,201	28,009
Share purchase warrants held	140	313
Equity investment in Minera Alumbrera Ltd	240,622	-
Derivative related assets	7,654	-
Long-term investments	30,113	-
Other assets	57,584	34,452
Future income tax assets	124,422	53,784
Goodwill	55,000	55,000

	538,736	171,558

	$9,895,924	$2,181,192

Liabilities
Current
Accounts payable	$136,355	$39,467
Accrued liabilities	126,487	10,722
Income taxes payable	56,288	3,922
Current portion of derivative related liabilities	53,954	21,163
Current portion of credit facilities	83,245	-
Current portion of long term liabilities	-	1,927
Other current liabilities	16,305	-

	472,634	77,201
Long term
Credit facilities	539,179	-
Asset retirement obligation	63,444	18,720
Derivative related liabilities	27,933	23,260
Future income tax liabilities	2,696,387	328,372
Long term liabilities	142,716	17,049

	3,469,659	387,401

	3,942,293	464,602

Non-controlling interest	46,810	-

Shareholders' Equity
Capital Stock
Issued and outstanding 668,416,987 common shares
(December 31, 2006 - 344,595,212 shares)	5,502,518	1,619,850
Shares to be issued	-	42,492
Share purchase warrants	270,805	73,004
Contributed surplus	77,393	61,578
Accumulated other comprehensive loss	(3,855)	-

Retained earnings (deficit)	59,960	(80,334)

	5,906,821	1,716,590

	$9,895,924	$2,181,192

YAMANA GOLD INC.
Consolidated Statements of Operations
For the Years Ended December 31, 2007

(In thousands of U.S. Dollars)	2007	2006	2005

Revenues	$747,091	$169,206	$46,038
Cost of sales	(287,640)	(100,004)	(30,371)
Depreciation, amortization and depletion	(71,815)	(33,510)	(6,740)
Accretion of asset retirement obligations	(3,056)	(636)	(358)

Mine operating earnings	384,580	35,056	8,569

Expenses
General and administrative	(68,525)	(24,350)	(10,415)
Foreign exchange (loss) gain	(40,385)	343	369
Stock-based compensation	(726)	(41,099)	(2,298)
Other recoveries (losses)	1,051	(3,675)	-

Operating earnings (loss)	275,995	(33,725)	(3,775)

Investment and other business income	11,503	5,328	4,049
Interest and financing expense	(22,034)	(28,846)	(94)
Equity earnings from Minera Alumbrera	3,820	-	-
Realized loss on derivatives	(17,082)	-	-
Unrealized loss on derivatives	(29,068)	(35,773)	(8,615)
Loss on sale of assets	-	(2,186)	-

Earnings (loss) before income taxes and non-controlling interest	223,134	(95,202)	(8,435)

Income tax (expense) recovery	(63,872)	25,039	4,324
Non-controlling interest	(2,017)	-	-

Net earnings (loss)	$157,245	$(70,163)	$(4,111)

Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)

Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)

Basic weighted average number of shares outstanding (in thousands)	415,232	276,617	144,888

Diluted weighted average number of shares outstanding (in thousands)	431,917	276,617	144,888

YAMANA GOLD INC.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2007

(In thousands of U.S. Dollars)	2007	2006	2005

Common shares (in thousands)
Balance, beginning of year	344,595	191,342	122,287
Issued on exercise of stock options, share appreciation rights and warrants	10,507	15,540	43,055
Issued on business acquisitions	312,465	119,874	-
Public offering	-	17,400	26,000
Other (including acquisition of Maria Preta Property)	850	439	-

	668,417	344,595	191,342

Common shares
Balance, beginning of year	$1,619,850	$310,409	$147,407
Issued on exercise of stock options, share appreciation rights and warrants	99,091	82,594	57,713
Issued on business acquisitions	3,772,313	1,053,071	-
Public offering	-	170,030	105,289
Other (including acquisition of Maria Preta Property)	11,264	3,746	-

	$5,502,518	$1,619,850	$310,409
Shares to be issued
Balance, beginning of year	$42,492	$-	$-
(Issued) exercise of stock options, share appreciation rights and warrants	(3,009)	3,009	-
Issued on business acquisitions	(39,483)	39,483	-

	$-	$42,492	$-

Share purchase warrants
Balance, beginning of year	$73,004	$3,737	$10,864
Warrants issued	-	13,111	1,374
Expiry or exercise of warrants	(4,906)	(18,355)	(8,501)
Value of warrants issued on business acquisitions	202,707	74,511	-

	$270,805	$73,004	$3,737

Contributed surplus
Balance, beginning of period	$61,578	$4,676	$1,775
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(36,789)	(35,657)	(324)
Stock-based compensation on the grant or vesting of stock options	437	38,516	2,298
Value of options acquired on business acquisitions	52,167	54,041	-
Expiry of warrants	-	2	927

	$77,393	$61,578	$4,676

Total capital stock, share purchase warrants and contributed surplus	$5,850,716	$1,796,924	$318,822

Retained earnings (deficit)
Balance, beginning of period	$(80,334)	$(3,848)	$263
Opening adjustments	249	-	-
Net earnings (loss)	157,245	(70,163)	(4,111)
Dividends declared	(17,200)	(6,323)	-

Retained earnings (deficit), end of period	59,960	(80,334)	(3,848)

Accumulated other comprehensive income	(3,855)	-	-

Total retained earnings (deficit) and accumulated other comprehensive income	$56,105	$(80,334)	$(3,848)

Total shareholders' equity	$5,906,821	$1,716,590	$314,974

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2007

(In thousands of U.S. Dollars)	2007	2006	2005

Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Other comprehensive loss, net of tax	(345)	-	-

Comprehensive income (loss)	$156,900	$(70,163)	$(4,111)

YAMANA GOLD INC.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007

(In thousands of U.S. Dollars)	2007	2006	2005

Operating Activities
Net earnings for the year	$157,245	$(70,163)	$(4,111)
Asset retirement obligations paid	(4,710)	(358)	(309)
Non-operating financing fee	-	5,000	-
Realized foreign exchange losses on financing activities	26,962	-	-

Items not involving cash:
Depreciation, amortization and depletion	71,815	33,510	6,740
Stock-based compensation	726	41,099	2,298
Future income taxes	(15,607)	(31,077)	(4,447)
Accretion of asset retirement obligations	3,056	636	358
Unrealized foreign exchange	17,765	(343)	(3,252)
Unrealized loss on commodity contracts	29,068	35,773	8,615
Impairment of the Fazenda Nova Mine and other asset write-offs	4,206	3,675	-
Equity earnings from Minera Alumbrera	(3,820)	-	-
Non-controlling interest	2,017	-	-
Financing charges	3,352	19,744	-
Other	769	2,675	553

	292,844	40,171	6,445

Net change in non-cash working capital	1,030	(43,386)	(3,035)

	293,874	(3,215)	3,410

Financing Activities
Issue of common shares, options and warrants for cash (net of issue costs)	37,912	221,209	155,099
Dividends paid	(17,200)	(2,883)	-
Proceeds of notes payable and long term Liabilities	654,174	-	100,000
Repayment of notes payable and long term Liabilities	(53,278)	(115,414)
Financing costs	-	(5,000)	-
Deferred financing charges	(7,264)	-	(4,630)

	614,344	97,912	250,469

Investing Activities
Expenditures on mineral properties	(131,926)	(64,829)	(23,199)
Acquisition of property, plant and equipment	(90,999)	(27,762)	(5,752)
Expenditures on assets under construction	(50,227)	(126,710)	(132,031)
Corporate acquisitions, net of cash acquired	(416,668)	66,815	-
Loan receivable	-	-	(18,986)
Cash distributions from Minera Alumbrera Ltd	19,375	-	-
Settlement of hedges	(16,565)	-	-
Other assets and investments	(15,582)	(26,543)	(12,584)

	(702,592)	(179,029)	(192,552)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	9,588	2,379	3,252

Increase (decrease) in cash and cash equivalents	215,214	(81,953)	64,579

Cash and cash equivalents, beginning of year	69,680	151,633	87,054

Cash and cash equivalents, end of year	$284,894	$69,680	$151,633

Cash and cash equivalents are comprised of the following:
Cash at bank and bank term deposits	$200,751	$69,680	$151,633
Short-term money market securities	84,143	-	-

	$284,894	$69,680	$151,633